Exhibit 99.1

RIO ALTO INTERSECTS 78 METERS OF 1.34 GRAMS PER TONNE GOLD
AT LA COLORADA

For Immediate Release	March 6, 2013

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) is pleased to report the results of the first 30 drill holes at its La Colorada West Zone gold exploration target. The first drill program had two objectives – to identify potential economic mineralization and to sterilize areas that might be suitable for future mining infrastructure. Both objectives were achieved. 19 drill holes intercepted potentially economic mineralization at shallow depths. 11 drill holes targeted sites for future processing facilities.

La Colorada is located 8.4kms from the Company’s La Arena Gold Mine and covers an area of 1,500 hectares. All of the mining claims and surface rights over the La Colorada project are owned by Rio Alto (Map 1).

Highlights of the 30-hole, 6,970 meter reverse circulation (“RC”) drilling program were:

Hole	From	To	Interval	Au gpt
CO-R12-002	14	92	78	1.34
CO-R12-003	0	30	30	0.94
CO-R12-018	2	86	84	1.16
Table 1

For 2013 a $7 million exploration program is in progress at La Colorada. The objective of this work is to define an initial resource estimate for the project and test three other targets in the vicinity – La Colorada East and Esperanza South and North.

The 2013 exploration program will consist of:

  Resource definition drilling at La Colorada West including 3,000m of diamond drilling and 6,000m of reverse circulation (RC) drilling

  Detailed mapping (1:5,000 scale) and sampling at La Colorada East, Esperanza North and South

  5,000m of RC exploration drilling at La Colorada East

  8,000m of RC exploration drilling at Esperanza South and North

  3,000m of diamond drilling (6 holes) to test a chargeability anomaly at Esperanza South

From 1996 to 1999 Cambior conducted geological mapping, sampling of rocks and soils and eventually drilled 3,367 meters in 20 holes of which 6 holes intercepted gold mineralization in the La Colorada West Zone.

Rio Alto commenced work at La Colorada in October 2012 and focused on the La Colorada West and La Colorada East Zones. Exploration activities in late 2012 and early 2013 included:

  Geological mapping at a 1:2000 scale at La Colorada West

  Gathering 1,622 rock chip samples and 2,453 soil samples from La Colorada West and East Zones

  Conducting 67.2kms of induced polarization and magnetometry geophysics over an area of 700 hectares

  Topographical mapping of 740 hectares

  RC drilling of 6,970 meters in 30 holes resulting in 3,485 samples.

La Colorada West covers an area of 1.5km by 0.5km and appears to be open to the east and southeast. The lithology is made up of sandstones and breccias from the Chimu formation. The breccia zones are hydrothermal with iron oxide and silica filling the breccia matrix and the alteration is mainly dickite-zunyite and alunite. The lithology map shows the location of sandstones and shale intruded by hydrothermal breccias (in red) that may be a host to economic gold mineralization (Map 2).

At La Colorada West sample lengths in trenches (rocks and soils) and in pits (soils) ranged from 0.7m to 2.0m resulting in 1,378 rock chip samples and 1,747 soil samples. Assays of the rock chip samples resulted in potentially economic gold values in 282 samples of which 231 samples yielded gold grades of 110 parts per billion (“ppb”) to less than 600ppb; 21 samples with grades ranging from 601ppb to less than 1,000ppb and 30 samples with gold grades of more than 1,000ppb to more than 6,300ppb with one 2m sample in trench 9 grading 23,630ppb gold. Assays of soil samples yielded potentially economic gold values in 339 samples of which 335 yielded grades of 110ppb to less than 600ppb; 3 samples ranging from 601ppb to 1,000ppb and one sample graded 1,657ppb gold. The La Colorada West Zone appears to be open (to the east and southeast) and a surface soil sampling program on a grid of 50m lines and 25m spacing is in progress at these possible extensions.

Map 3 shows the rock chip and soil sample locations, at La Colorada West, and Table 2 includes the sample results of potentially economic gold mineralization.

Trench	Sample Length (m)	Au g/t	Sample Type	Remarks
T-1	11.60	0.15	Rock
	7.35	0.90	Rock	Including 4m @ 1.42 g/t Au

	17.90	1.03	Rock	Including 8m @ 1.751 g/t Au
	19.3	0.47	Rock
T-2	34.3	0.28	Rock	Including 2m @ 1.591 g/t Au
T-4	16.00	0.17	Rock
	10.00	0.32	Rock
T-5	66.00	0.18	Rock
T-6	18.00	0.12	Rock
T-9	46.00	0.20	Rock
	80.00	1.50	Rock	Including 10m @ 3.914 g/t Au Including 4m @ 12.435 g/t Au Including 6m @ 1.489 g/t Au
T-11	4.90	0.19	Soil
T-15	4.70	0.07	Soil
	29.90	0.08	Soil
	4.90	0.19	Soil
T-17	50.85	0.12	Soil
	48.05	0.10	Soil
T-18	62.00	0.19	Soil	Including 2m @ 0.511 g/t Au
	62.00	0.26	Soil	Including 2m @ 1.657 g/t Au
	102.00	0.14	Soil	Including 10m @ 0.546 g/t Au
T-19	108.00	0.10	Soil
	96.00	0.26	Soil
	48.00	0.12	Soil
T-20	68.00	0.12	Soil
	80.00	0.08	Soil
T-21	90.00	0.08	Soil
Table 2

The 30 RC drill holes were over the La Colorada West Zone as illustrated in the Maps 2 and 4. The drill hole assay results are set out in Table 3.

The most significant drill holes were CO-R12-001, CO-R12-002, CO-R12-003, CO-R12-005 and CO-012-018. These holes had continuous gold intercepts of 30m to 120m with grades ranging from 0.1gpt gold to10.3gpt gold and including several meters with more than 3.0 gpt gold. Generally, the other holes intercepted low-grade gold mineralization (Map 4).

HOLE	FROM	TO	INTERVAL	Au (g/t)
CO-R12-001	0	82	82	0.46
	0	12	12	1.26
	60	70	10	0.94
CO-R12-002	14	92	78	1.34
	32	40	8	2.57

	52	62	10	2.23
	114	120	6	0.56
CO-R12-003	0	30	30	0.94
	6	14	8	2.97
CO-R12-004	6	20	14	0.2
	30	74	44	0.37
CO-R12-005	6	20	14	0.44
	36	116	80	0.29
	210	240	30	0.17
CO-R12-006	6	20	14	0.34
CO-R12-007	58	86	28	0.21
CO-R12-008	68	76	8	0.15
	224	232	8	0.14
CO-R12-009	108	118	10	0.14
CO-R12-010	0	32	32	0.29
	48	68	20	0.19
	208	218	10	0.15
CO-R12-011	0	14	14	0.17
	20	32	12	0.11
	50	62	12	0.3
CO-R12-012	196	202	6	0.26
CO-R12-013	202	216	14	0.12
CO-R12-014	No significant Au mineralization
CO-R12-015	22	32	10	0.22
CO-R12-016	No significant Au mineralization
CO-R12-017	188	204	16	0.21
CO-R12-018	2	86	84	1.16
	6	12	6	10.30
	172	186	14	0.15
CO-R12-019	0	22	22	0.37
	32	52	20	0.12
	58	64	6	0.3
CO-R12-019	98	102	4	0.44
	108	118	10	0.22
CO-R12-020	No significant Au mineralization
CO-R12-021	No significant Au mineralization
CO-R12-022	No significant Au mineralization
CO-R12-023	No significant Au mineralization
CO-R12-024	No significant Au mineralization
CO-R12-025	No significant Au mineralization
CO-R12-026	No significant Au mineralization
CO-R12-027	No significant Au mineralization
CO-R12-028	No significant Au mineralization
CO-R12-029	No significant Au mineralization

CO-R12-030	No significant Au mineralization
Table 3

Quality Control and Assurance

Sampling of trenches and pits and reverse circulation drilling and sample preparation were performed by Rio Alto personnel and were carried out under strict protocols recommended in the NI 43-101 Technical Report dated July 31, 2010 prepared by Coffey Mining Pty Ltd for the Company (the “Report”). RC samples were taken every 2m and split in half to yield seven to ten kilogram samples. Drill sample recovery was generally in excess of 90%. Rio Alto has a rigorous QA/QC program over the chain-of-custody of samples and the insertion of blanks, duplicates, and certified reference standards in each batch of samples. Samples were shipped to CERTIMIN in Lima where they were dried, crushed, pulverized, and assayed. All gold assays were obtained by standard 50g fire assaying with AA finish. CERTIMIN is an ISO 9001:20008 certified laboratory.

Enrique Garay, M Sc. P. Geo. (AIG Member), Vice President Geology of Rio Alto is the Qualified Person responsible for the management of the exploration program and disclosure of the exploration results as defined by National Instrument 43-101. Mr. Garay has read and approved the scientific and technical information in this news release. For additional information regarding the recommended sampling protocols please refer to the Report, a copy of which is available under Rio Alto’s SEDAR profile at www.sedar.com.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected exploration programs and related costs. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President, CEO & Director

FOR FURTHER INFORMATION, CONTACT:
Alex Black	Alejandra Gomez, Investor Relations
Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Map 1, Project Location

Map 2, Geological Map. The Au mineralization is hosted in the hydrothermal breccia (red)

Map 3, Grid and Trenches Geochemical Sampling, showing the Au anomalies.

Map 4. Drilling Map, showing both the RC drilling location and the Au geochemical anomalies.